O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

November 1, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Farmer Bros. Co.
Revised Preliminary Proxy Statement on Schedule 14A filed by Carol Farmer Waite et al.
Filed October 28, 2016
File No. 1-34249

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Carol Farmer Waite et al.
Filed September 29, 2016
File No. 1-34249

Amendment No. 3 to Schedule 13D filed by Carol Lynn Farmer Waite
Filed August 29, 2016
File No. 5-30680

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 1, 2016 (the “Staff Letter”), with regard to the above-referenced matters filed on October 28, 2016 (the “Preliminary Proxy”), September 29, 2016 (the “Investor Presentation”), and August 29, 2016 (the “Open Letter”). We have reviewed the Staff Letter with our client, Carol Farmer Waite and the other participants in her solicitation (collectively, “Save Farmer Bros.”), and provide the following responses on Save Farmer Bros. behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy, Investor Presentation and Open Letter, as applicable.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 1, 2016

Preliminary Proxy Statement

1.	We note your response to prior comment 1. While both the letter to stockholders and the disclosure on page 1 of the proxy statement indicates that that Save Farmer Brothers are the beneficial owners of an aggregate of 4,437,584 shares of common stock, disclosure on page 17 of the proxy statement appears to suggest that Save Farmer Brothers beneficially own 4,184,618 shares. Please advise or revise.

Save Farmer Bros. acknowledges the Staff’s comment and, per our conversation with Mr. Hindin, will revise accordingly in our Definitive Proxy Statement.

Amendment No. 3 to Schedule 13D

2.	We note your response to prior comment 5 and are unable to agree with your conclusion that the letter to the Board attached as Exhibit 99.1 to the Schedule 13D is “merely an open letter to the Board stating concerns about the Company” and does not constitute a solicitation as defined in Exchange Act Rule 14a-1(l)(1)(iii). The letter contains language indicating Carol Farmer Waite’s and Save Farmer Bros. intention to nominate candidates for election to the Board, e.g. “it is our firm belief that a refreshment of the Board is necessary” and “...we are dedicated to affecting this Board change and are preparing to nominate a slate of highly qualified candidates for election to the Board at the 2016 Annual Meeting.” The letter has also been posted to the Save Farmers website along with a press release dated the same date as the letter (August 29, 2016). Furthermore, we are unable to agree with your premise that submission of nomination materials to the Company must precede a communication in order for it to constitute a communication to security holders reasonably calculated to result in the procurement of a proxy. Please file the letter as soliciting material. Refer to Exchange Act Rule 14a-12.

Save Farmer Bros. acknowledges the Staff’s comment and has filed the letter as solicitation material.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

3.	We note your response to prior comment 6 regarding the following statements:
•	“Mr. Keown claims to have hand-picked three out of seven directors, which leads us to question the overall independence of the Board and its ability to hold senior management accountable.”
•	“We have witnessed Mr. Keown admittedly pack the Board of Directors of Farmer Bros.…with what are essentially three personal appointees, effectively giving him control of the Board. How can the Board properly oversee Mr. Keown or hold him accountable when he and his hand-picked directors are in control?”

We are unable to agree that these statements are supported by the source cited in the footnote referenced in your response. Please refrain from using such statements in all future soliciting materials as well as on the Save Farmers website.

Save Farmer Bros. acknowledges the Staff’s comment and will refrain from using such statements in all future soliciting materials, as well as on Save Farmers Bros.’ website.

November 1, 2016

4.	We note your response to prior comment 7 regarding the following statements:
•	“[w]e believe the removal of Jeanne Farmer Grossman, the Board’s largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance.”
•	“Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company’s hastily executed relocation of its corporate headquarters to another state” (page 9 of the investor presentation, emphasis added) and “We have witnessed the erosion of employee morale under Mr. Keown’s leadership, not to mention the 300 or so employees who lost their livelihood as part of his misguided decision to quickly move Farmer Bros.’ headquarters to Texas.” (emphasis added).
•	“We believe there is a troubling misalignment of interests between the Board and stockholders….we believe there is clearly a lack of significant stockholder representation on the Board.”

We are unable to agree that you have provided a reasonable factual basis for such statements. Please refrain from using such statements in all future soliciting materials as well as on the Save Farmers website.

Save Farmer Bros. acknowledges the Staff’s comment and will refrain from using such statements in all future soliciting materials, as well as on Save Farmers Bros.’ website.

5.	We note your response to prior comment 9 and we confirm our reference was to the table showing adjusted operating margin on page 20 of the investor presentation. Your response indicates that in future soliciting material you will ensure that any non-GAAP financials will be expressly labeled “non-GAAP.” To the extent future soliciting material is filed containing non-GAAP financial measures, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide the required reconciliation.

Save Farmer Bros. acknowledges the Staff’s comment and, to the extent we file future soliciting material containing non-GAAP financial measures, we will present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide the required reconciliation.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

November 1, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the solicitation materials filed by the undersigned on each of August 29, 2016, September 29, 2016, and October 28, 2016 (collectively, the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.
•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.
•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

November 1, 2016

1964 Jeanne Ann Farmer Grossman Trust	1964 Carol Lynn Farmer Waite Trust

1964 Richard Francis Farmer Trust	1964 Roy Edward Farmer Trust

1969 Carol Lynn Farmer Waite Trust	1969 Jeanne Ann Farmer Grossman Trust

1969 Roy Edward Farmer Trust	1969 Roy F Farmer Trust

1969 Emily Marjorie Farmer Trust	1969 Richard Francis Farmer Trust

1972 Carol Lynn Farmer Waite Trust	1972 Jeanne Anne Farmer Grossman Trust

1972 Roy Edward Farmer Trust	1972 Roy F Farmer Trust

1972 Emily Marjorie Farmer Trust	1972 Richard Francis Farmer Trust

1987 Roy F Farmer Trust I	1987 Roy F Farmer Trust II

1987 Roy F Farmer Trust III	1987 Roy F Farmer Trust IV

1988 Roy F Farmer Trust I	1984 Jonathan Michael Waite Trust

Farmer Insurance Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Co-Trustee

November 1, 2016

Carol L Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

2012 Grossman Irrevocable Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

/s/ Carol Lynn Farmer Waite
CAROL LYNN FARMER WAITE
Individually and as attorney-in-fact for Suzanna Waite, Austin Waite, Emily Waite, Jonathan Waite (individually and as Trustee for the 2012 Waite Irrevocable Trust), Brynn Grossman, Brett Grossman, Scott Grossman, Tom Mortensen, John Samore, Jr., and Jennifer Gonzalez-Yousef